SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                        The Singing Machine Company, Inc.
                                (Name of Issuer)


                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                    829322304
                                 (CUSIP Number)

                             Nicholas S. Hodge, Esq.
                              Edwards & Angell, LLP
                               101 Federal Street
                              Boston, MA 02110-1800
                                 (617) 439-4444
            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                                December 8, 1998
             (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box: ______

CUSIP No. 829322304

1.  Name of Reporting Person S.S. or  I.R.S. Identification No. of  Above Person

The Harry Fox Agency, Inc.
13-2656874

2. Check the Appropriate Box if a Member of a Group

       (a) _____
       (b) _____

3.  SEC Use Only


4.  Source of Funds

OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

New York

Number of          7    Sole Voting Power
Shares
Beneficially             410,675

Owned By           8    Shared Voting Power
Each
Reporting                    -0-

Person With        9    Sole Dispositive Power

                         410,675

                  10    Shared Dispositive Power

                             -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

410,675

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.  Percent of Class Represented by Amount in Row (11)

17.4% of the Common Stock, $.01 par value.

14.  Type of Reporting Person

CO

ITEM 1.  SECURITY AND ISSUER.

This statement on Schedule 13D relates to the Common Stock, $.01 par value per share (the "Common Stock"), of The Singing Machine Company, Inc., a Florida corporation (the "Company").

The principal executive offices of the Company are located at 3101 N.W. 25th Avenue, Pompano Beach, Florida 33069.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a) This statement is being filed by The Harry Fox Agency, Inc., a New York corporation ("Harry Fox"), which is a wholly-owned licensing subsidiary of National Music Publishers' Association, Inc., a Delaware corporation ("NMPA"). The directors of Harry Fox are Irwin Robinson, Freddy Bienstock, Leon Brettler, Arnold Broido, Evan Medow, Stanley Mills, and Ralph Peer II, and the executive officers of Harry Fox are Irwin Robinson - Chairman; Edward Murphy - President & Chief Executive Officer; Robert Shaw - Executive Vice President & Chief Operating Officer; Charles Sanders - Senior Vice President, Legal; and Yoshio Inomata - Senior Vice President, International. The directors of NMPA are Martin Bandier, Freddy Bienstock, Helene Blue, Leon Brettler, Arnold Broido, John Eastman, Jerry Flowers, Lance Freed, Al Gallico, Donna Hilley, Maxyne Lang, Leeds Levy, William Lowery, Evan Medow, Stanley Mills, Jay Morgenstern, Ralph Peer II, and Irwin Robinson. The executive officers of NMPA are Irwin Robinson - Chairman; Edward
          Murphy - President & Chief Executive Officer; and Robert Shaw - Executive Vice President & Chief Operating Officer.

     (b) The principal business address of Harry Fox and each of the directors and executive officers of Harry Fox is 711 Third Avenue, New York, New York 10017. The principal business address of NMPA and each of the directors and executive officers of NMPA is 711 Third Avenue, New York, New York 10017.

     (c) Harry Fox was established to provide an information source, clearinghouse and monitoring service for licensing musical copyrights. It represents more than 19,000 American music publishers and licenses a large percentage of uses of music in the United States. It also licenses music on a worldwide basis on behalf of its publisher-principals for use in films, commercials, television programs, and all other types of audio-visual media. The principal occupations of the executive officers of Harry Fox are as follows:
          Irwin Robinson - publisher, Famous Music Publishing, 1633 Broadway, New York, N.Y. 10019; Edward Murphy - President and Chief Executive Officer, Harry Fox and NMPA; Robert Shaw - Executive Vice President and Chief Operating Officer, Harry Fox and NMPA; Charles Sanders - Senior Vice President, Legal; and Yoshio Inomata - Senior Vice President, International.

          Harry Fox is a wholly-owned licensing subsidiary of NMPA, which has been at the forefront of legislative, legal and educational initiatives relating to copyright and new technologies, both in the United States and abroad. Currently representing more than 600 American music publishers, NMPA has worked to interpret copyright law, educate the public about licensing, and safeguard the interests of its members. The principal occupations of the executive officers of NMPA are as follows: Irwin Robinson - publisher, Famous Music Publishing, 1633 Broadway, New York, N.Y. 10019; Edward Murphy - President and Chief Executive Officer, Harry Fox and NMPA; and Robert Shaw - Executive Vice President and Chief Operating Officer, Harry Fox and NMPA.

     (d) During the last five years, (i) neither Harry Fox nor any of its directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and
          (ii) neither NMPA nor any of its directors and executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, (i) neither Harry Fox nor any of its directors or executive officers has been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws, and (ii) neither NMPA nor any of its directors or executive officers has been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     (f) Harry Fox is formed under the laws of the State of New York. All of the directors and executive officers of Harry Fox are United States citizens. NMPA is formed under the laws of Delaware. All of the directors and executive officers of NMPA are United States citizens.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

In August 1995, Harry Fox entered into a settlement agreement with the Company and Eugene B. Settler -- a shareholder as well as a former officer and director of the Company -- as a result of their failure to render proper statements of account and to pay royalties. In April 1996, after the Company and Mr. Settler had failed to make payments due under the settlement agreement, Harry Fox commenced an action against them in the Circuit Court of the Fifteenth Judicial Circuit in and for Palm Beach County, Florida.

In April 1997, the Company filed a Chapter 11 bankruptcy petition with the United States Bankruptcy Court in the Southern District of Florida. Harry Fox participated in the bankruptcy action as an unsecured creditor. In February 1998, the court approved a plan of reorganization of the Company and allotted to Harry Fox 410,675 shares of the common stock of the Company.

ITEM 4.  PURPOSE OF THE TRANSACTION

The foregoing acquisitions of the Common Stock of the Company were made for the purpose of influencing the control of the Company. Harry Fox may acquire additional securities of the Company or dispose of securities of the Company. Harry Fox may also effect a change in the present board of directors or management of the Company.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the date hereof, Harry Fox is the beneficial owner of 410,675 shares or 17.4% of the Common Stock, $.01 par value, of the Company.

     (b) Harry Fox has sole power to vote or direct the vote of and the sole power to dispose of or to direct the disposition of 410,675 shares of Common Stock.

     (c)  Not applicable.

     (d) Harry Fox intends, at some point in the future, to distribute the proceeds from the sale of the Common Stock to its publisher-principals, none of which has an interest in five percent or more of the Common Stock.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Not applicable.



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: December 11, 1998                 THE HARRY FOX AGENCY, INC.

                                        By:/s/ Edward Murphy
                                        ----------------------------
                                        Name:  Edward Murphy
                                        Title: President